Tesla Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents urge you to vote FOR the stockholder proposal requesting reporting on the impact of employee arbitration on workplace culture, Proposal Nine, at the Tesla Annual Meeting of Shareholders on August 4, 2022.

SUMMARY OF THE PROPOSAL

The resolution requests that Tesla’s Board of Directors oversee the preparation of a public report on the impact of the use of mandatory arbitration on Tesla’s employees and workplace culture. The report should evaluate the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress should harassment and discrimination occur.

A workplace that tolerates harassment and discrimination invites legal, brand, financial, and human capital risk. Companies may experience reduced morale, lost productivity, absenteeism, and challenges in attracting and retaining talent. A number of studies have found significant share value benefits associated with diverse, equitable and inclusive workplaces.

The use of mandatory arbitration provisions limits employees’ remedies for wrongdoing, precludes employees from suing in court when discrimination and harassment occur, and can keep underlying facts, misconduct or case outcomes secret and thereby prevent employees from learning about and acting on shared concerns. Given these factors, legislators have looked to ban or restrict the use of such provisions when harassment or discrimination has occurred.

A number of companies have stopped requiring employees to arbitrate discrimination claims. The use of arbitration agreements at Tesla is of particular concern, as the company has faced serious allegations of sexual and racial harassment and discrimination.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Support for this resolution is warranted given that:

1)	Significant concerns have been raised about workplace conditions at Tesla
2)	Use of arbitration may perpetuate poor workplace practices for employees
3)	Poor workplace practices may harm Tesla’s financial and workplace performance

4)	Tesla is increasingly an outlier from its peers with regard to human capital management

SIGNIFICANT CONCERNS HAVE BEEN RAISED ABOUT WORKPLACE CONDITIONS AT TESLA

Tesla employees have alleged harassment and discrimination on the basis of race and gender

Many employees have come forward with allegations of harassment and discrimination at Tesla. While the company disputes these allegations on various grounds, the pattern of allegations is difficult for reasonable investors to ignore. These include:

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1)	In May 2022, a judge denied Tesla’s bid to move a sexual harassment claim to arbitration. The proponent in the case claimed that she was often catcalled and aggressively physically touched. After she came forward, six other woman also sued Tesla over sexual harassment.[1] One of these women claimed that the harassment was so intense she had to stack boxes around her workstation to keep out of sight of her coworkers.[2]
2)	In February 2022, California’s Department of Fair Employment and Housing (DFEH) announced it was suing Tesla alleging years of racist treatment of Black employees. DFEH had received hundreds of complaints and claimed that it had evidence that Tesla operated a segregated workforce “where Black workers are subjected to racial slurs and discriminated against in job assignments, discipline, pay, and promotion.”[3] As of June 2022, Tesla’s attempt to challenge the agency and pause the lawsuit has been denied.[4]
3)	In October 2021, a court ordered Tesla to pay a Black contractor $137 million (this was later reduced to $15 million) for racial discrimination he endured while working in the Fremont, California, factory.[5] Allegations include that supervisors called the contractor racial slurs, that swastikas were drawn in the bathroom, and racist caricatures drawn at work stations. When concerns were raised to a supervisor, it is alleged that the response was, “We’re just playing, why do you people take things so hard?”[6]
4)	In August 2021, Melvin Berry was awarded nearly $1 million through an arbitration proceeding. He alleged that his supervisors did not intervene despite his being subjected to racial slurs and that he was retaliated against when he raised his concerns. The arbitrator’s decision was revealed when Mr. Berry’s attorney filed a petition in court to enforce the order.[7]
5)	In May 2019, a California appellate court denied Tesla’s motion to compel former employee Marcus Vaughn to arbitrate his racial discrimination claims, on the ground that he had not signed his offer letter containing the arbitration provision. Mr. Vaughn alleged that he experienced an “intimidating, hostile, and offensive work environment for African-American employees.”[8]
6)	In November 2019, WIVB4, a local news station in Buffalo, reported that six African American and Latino Tesla workers had reported racist experiences in Tesla’s Buffalo plant. As of February 2020, WIVB4 reported that it was aware of twelve employees who had inquired about filing complaints with the EEOC and the state Division of Human Rights, alleging a racist, hostile work environment. In interviews, however, employees spoke anonymously, citing fears of retaliation from the company.[9]
7)	In 2017, AJ Vandermeyden alleged that she experienced harassment and discrimination as an engineer at Tesla’s Fremont plant. According to Ms. Vendermeyden, a part of the factory was known to women as the “predator zone.” While Tesla stated that it investigated Ms. Vandermeyden’s claims and found them baseless, when Ms. Vandermeyden filed a lawsuit, Tesla successfully filed a motion for arbitration, preventing the case from going to court.[10] Ms. Vendermeyden was eventually fired from Tesla. Tesla told The Guardian that Ms. Vendermeyden was fired for “falsely attacking our company in the press.”[11]

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1 https://www.washingtonpost.com/technology/2022/05/24/tesla-sexual-harassment-case/

2 https://techcrunch.com/2021/12/14/six-more-women-sue-tesla-over-workplace-sexual-harassment/?bingParse

3 https://www.dfeh.ca.gov/wp-content/uploads/sites/32/2022/02/TeslaPR2.10.22.pdf

4 https://news.bloomberglaw.com/daily-labor-report/tesla-poised-to-lose-bid-to-halt-california-racial-bias-probe

5 https://www.nytimes.com/2022/04/14/business/tesla-lawsuit-racism.html

6 https://www.latimes.com/business/la-fi-tesla-racism-lawsuit-20180412-story.html

7 https://www.theverge.com/2021/8/5/22611725/tesla-paid-1-million-black-former-employee-racist-slur

8 https://www.civilrightsca.com/wp-content/uploads/2017/11/2017-11-13-Complaint-File-Stamped-Copy.pdf

9 https://www.wivb.com/news/more-former-tesla-workers-confirm-hostile-workplace-at-buffalo-facility/

10 https://www.vice.com/en/article/ywnzmj/how-arbitration-clauses-silence-women-speaking-out-about-harassment

11 https://www.theguardian.com/technology/2017/jul/05/tesla-sexual-harassment-discrimination-engineer-fired?CMP=share_btn_tw

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8)	In 2017, DeWitt Lambert alleged that he experienced harassment and violent threats while working at Tesla’s Fremont, California. His allegation included recordings of co-workers stating “N***, we take your ass home, n***. Shred you up in pieces, n***. Cut you up, n***. Send your ass so everyone in yo family so everybody can have a piece of you, n***.”[12] In March of that year, Tesla general counsel Todd Maron wrote to Mr. Lambert’s lawyers: “In terms of settlement, we are willing to pay Mr. Lambert [redacted], but only if we are to resolve this matter before there is media attention, preferably within the next few hours.” He also wrote, “If there is media attention first, there will be no deal.”[13] Mr. Lambert’s case was heard in arbitration and Mr. Lambert was fired from Tesla. The company said that it had discovered problems with his conduct and work history.[14]

Investors do not know how many employees have raised concerns about Tesla’s workplace practices that were addressed only in arbitration, nor whether any employees accepted payment in exchange for silence as the offer in the 2017 Lambert example implied.

Broad concerns exist around Tesla’s workplace practices

Research from PWC has shown that leadership engagement is one of four key elements for effective diversity and inclusion programs to achieve their goals.15 Over 900 CEOs have signed the CEO Action for Diversity & Inclusion™ pledge, to act on supporting more inclusive workplaces.16

In contrast, in May 2017, shortly after employees publicized allegations of harassment and discrimination, Tesla CEO Elon Musk sent a company-wide email, which was later posted on the Tesla website. It stated that employees should never “intentionally allow someone to feel excluded, uncomfortable, or unfairly treated. Sometimes these things happen unintentionally, in which case you should apologize.” The paragraph following this stated, “In fairness, if someone is a jerk to you, but sincerely apologizes, it is important to be thick-skinned and accept that apology. If you are part of a less represented group, you don’t get a free pass on being a jerk yourself.”17 This statement asking that employees be “thick-skinned” has elicited controversy and is viewed by some as dismissive of employees’ concerns.

In addition, on May 17, 2020, Mr. Musk tweeted “Take the red pill” followed by an image of a rose. The concept of the “red pill" is strongly associated with anti-feminist and racist forums, movements and memes on the Reddit and 4chan message Boards.18

In June 2019, Tesla’s head of diversity left the company after a tenure of less than two years.

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12https://markets.businessinsider.com/news/stocks/california-civil-rights-law-group-files-lawsuit-against-tesla-motors-inc-after-oakland-man-endured-months-
of-racial-discrimination-sexual-harassment-and-violent-threats-from-co-workers-1001871775

13 https://www.theguardian.com/technology/2018/apr/12/tesla-media-strategy-discrimination-car-crash

14 https://www.protocol.com/tesla-racism-claims-arbitration

15 https://www.pwc.com/gx/en/services/people-organisation/global-diversity-and-inclusion-survey.html

16 https://www.ceoaction.com/

17 https://www.tesla.com/blog/hotbed-misinformation

18 https://www.nytimes.com/2020/05/19/technology/elon-musk-tesla-red-pill.html

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Tesla’s statement in opposition to this proposal states that “Tesla has been built upon a culture of open communication, and employees have the right to freely discuss the terms and conditions of employment and to raise complaints internally or externally.” However, a number of concerns have been raised about Tesla’s response to whistleblowers. Concern about Elon Musk’s anti-whistleblower rhetoric was serious enough that the National Whistleblower Center and Government Accountability Project held an event focused exclusively on Tesla and Mr. Musk in December 2021.19 These concerns have likely been amplified by the recent firings of employees at SpaceX, owned by Elon Musk, after they circulated a letter asking for changes in Mr. Musk’s behavior.20

ARBITRATION MAY PERPETUATE POOR WORKPLACE PRACTICES

Mandatory arbitration and non-disclosure agreements, by reducing employees’ ability to share their own experiences, further reduce their autonomy and self-determination should they be the victims of harassment or discrimination. Investors should seek to reduce the barriers that employees face when seeking access to a fair and equitable hearing of claims.

A company’s use of arbitration restricts investors’ ability to understand true workplace conditions in a number of ways. Arbitral decisions, unlike many opinions issued by a judge, are not published. Judicial opinions recount the factual basis of disputes and the legal analysis upon which judges’ decisions are based. Pleadings filed by the litigants are made public and contain factual allegations that investors may independently analyze. In contrast, most arbitral decisions are known only to the parties or released by decision of the arbitrator, not at the option of the affected employee. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name.

Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration provides a company significantly greater control over information that might be publicly shared and reduces the employee’s access to discovery. As individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

An employee being entitled to all remedies available in a court of law is not the same as having access to the court of law. Access to a court of law and jury trial appears to be explicitly prohibited to Tesla’s employees who sign an arbitration agreement. In the case of Hidalgo v. Tesla Motors, Inc., where Tesla successfully compelled arbitration, Mr. Hidalgo's offer letter stated:

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with Tesla, you and Tesla agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to your employment, or the termination of your employment, will be resolved, to the fullest extent permitted by law by binding arbitration per Attachment A, and that you are waiving your right to a jury trial (emphasis in original).

The referenced attachment stated, in part,

[Y]ou and Tesla agree to an arbitration in which: you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration; and b. all disputes between you and the Company shall be fully and finally resolved by binding arbitration that provides for adequate discovery; and c. all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion; and d. Tesla shall pay all arbitration fees in excess of those which would be required if the dispute was filed in a court of law. Nothing in this Agreement is intended to prevent either you or Tesla from obtaining injunctive relief in court.21

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19 https://whistleblowersblog.org/corporate-whistleblowers/advocacy-organizations-host-live-event-on-elon-musks-anti-whistleblower-rhetoric/

20 https://www.theverge.com/2022/6/17/23172262/spacex-fires-employees-open-letter-elon-musk-complaints

21 https://casetext.com/case/hidalgo-v-tesla-motors-inc?__cf_chl_jschl_tk__=pmd_YjfTxAQAAZixN8dkL3TeHJJEf.1wjZ7ij8Rsga56bPo-1631134757-0-gqNtZGzNAjujcnBszQjR

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Companies often implement arbitration requirements in order to block the development of class action lawsuits. In doing this, they remove a key accountability mechanism. The ability to join a class action enables employees with smaller claims to seek redress when the harassment or discrimination has been systematic. Companies that have prevented their employees from filing class-action lawsuits may have reduced attentiveness to the disenfranchisement of large groups of employees.

In February 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”22

Significant concerns about arbitration’s appropriateness as a forum for handling discrimination cases have been raised by the Equal Employment Opportunity Commission (EEOC), the U.S. Government Accountability Office and FINRA. For instance, in 2016, the legal counsel at the EEOC observed that, “The EEOC’s stance has always been that mandatory arbitration of employment discrimination is bad: the secrecy, the lack of precedent.” 23

POOR WORKPLACE PRACTICES MAY HARM TESLA’S PERFORMANCE

Poor workplace practices and lack of attention to human capital management may harm Tesla’s performance. In June 2022, a stockholder filed a complaint stating that “This toxic work environment has gestated internally for years, and only recently has the truth about Tesla’s culture emerged, leading to legal action from government regulators and private parties alike.” The complaint stated: “Tesla’s toxic workplace culture has caused financial harm and irreparable damage to the company’s reputation.”24

Companies benefit from diverse and inclusive workplaces

Multiple data points indicate that companies with diverse and inclusive teams are better-managed, have stronger long-term growth prospects, and may enjoy higher share value. These studies include:

●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[25]
●	McKinsey has found that companies in the top quartile for gender diversity in corporate leadership were 21 percent more likely to have above average profitability, compared to those companies in the bottom quarter. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform industry peers on profitability than companies in the bottom quartile.[26]

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22 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

23 https://time.com/4540111/arbitration-clauses-sexual-harassment/#:~:text=%E2%80%9CThe%20EEOC's%20stance%20has%20always,%2
C%E2%80%9D%20says%20the%20EEOC's%20Mastroianni.text=The%20arbitration%20system%20has%20expanded,many%20argue%20are%20good%20reasons

24 https://businesstech.co.za/news/motoring/597682/musk-hit-with-tesla-investor-suit-over-toxic-work-culture/

25 https://www.cnbc.com/2019/10/14/female-leaders-may-boost-share-price-performance-credit-suisse-says.html

26 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

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●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[27]

Identified benefits of diverse teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, more informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.28

Of particular relevance to Tesla, a strong link exists between diversity and revenue derived from innovation. BCG has found, after surveying 1700 companies, that companies with above-average diversity produced significantly greater percentages of revenue from products or services launched within the last 3 years than those with below-average diversity. 29 BCG has also found that companies with above-average diversity had EBIT margins nine percentage points higher than those with below-average diversity.30

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.31 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.32

Arbitration introduces risk
Inherent to investments in public companies is the risk that company managers’ interests do not align with those of the company’s investors. Concealment clauses, such as nondisclosure and arbitration requirements, may also provide advantages to managers and executives who wish to limit their own accountability and keep their actions hidden from external stakeholders; they mask from external parties true workplace conditions, increasing the risk of diverging investor and manager interests.

The use of concealment clauses raises concerns that corporate managers may operate with a sense of impunity, and rather than relying on the successful implementation of best practices for employee treatment, they may rely on the ability of arbitration, non-disclosure and non-disparagement agreements to mask failures in their internal systems.

A 2018 study from Cynthia L. Estlund at the New York University School of Law, looking at the total number of claims brought into the courts relative to the number brought to arbitration, estimates that employment-related claims in arbitration should have numbered between 515,000 and 722,000 in 2016. Only 5,126 arbitration claims were found, which suggests that only a relatively few employees believe that bringing a case through arbitration is worth the expense, strain or risk. The author of the study concluded that the asymmetrical power relationship between employee and employer, arbitrator bias in favor of employers, and limited odds of success “have made arbitration so inhospitable to claimants that they routinely give up their claims.”33

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27 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

28 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

29 https://www.forbes.com/sites/forbesinsights/2020/01/15/diversity-confirmed-to-boost-innovation-and-financial-results/

30 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

31 https://www.apa.org/news/press/releases/stress/2015/impact

32 https://www2.deloitte.com/content/dam/Deloitte/us/Documents/about-deloitte/us-about-deloitte-inclusion-survey.pdf

33 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3111826

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Tesla’s ongoing use of arbitration creates the risk of a sudden surge of claims against the company, should the law change or a successful workaround be found, such as when 6,000 claims were filed en masse at DoorDash.34 When previously-hidden discrimination or harassment problems surface, multiple employees may step forward at once, creating a sudden and significant brand liability. Allegations of harassment or discrimination, once revealed, may significantly disrupt business operations and undermine long-term business strategies, as occurred at Activision, 21st Century Fox, Alphabet, CBS, Intel, Nike, Pinterest, Texas Instruments, Walt Disney, Wynn Resorts and many others.

Risk of legislative changes

The laws that protect arbitration are changing at the state and federal level. On March 3, 2022, President Biden signed the Ending Forced Arbitration of Sexual Assault and Sexual Harassment Act, which “ends forced arbitration in workplace sexual assault and harassment cases, allowing survivors to file lawsuits in court against perpetrators,” into law.35

Additionally, a number of states, including Maine, New York, and Washington, have been progressing whistleblower protections that might allow employees to circumvent the confidentiality requirements often imposed by the arbitration process. California law requires that an employee agree “voluntarily and affirmatively” to enter into an agreement to arbitrate employment-related claims and bars retaliation against an employee who declines.36

The mix of laws addressing the use of non-disclosure agreements and arbitration means that workers at the same company, particularly a global company, could be subject to wildly different protections depending on their location. This patchwork effect could make it far more difficult for a company to institute appropriate corporate governance policies and practices and to effectively monitor the workplace for evidence of discrimination, harassment and other unlawful acts.

Risk to relationship with employees

Employees have protested the use of arbitration or other concealment clauses at a number of technology companies, including Activision, Airbnb, eBay, Meta, Pinterest and Riot Games.37 After twenty thousand Google employees participated in a walkout to protest the practice, Google agreed to stop requiring arbitration of employment-related claims, following an earlier agreement not to use it for sexual harassment claims.38

Risks to the brand

The use of concealment clauses for discrimination and harassment claims has generated significant controversy, as the #MeToo and racial justice movements call attention to how provisions limiting workers’ (or former workers’) ability to speak freely about their experiences can perpetuate abuse and protect predators. Organized groups of tech workers, members of Congress and political candidates have all expressed opposition to mandatory arbitration and non-disclosure agreements; press coverage has been abundant.39

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34 https://www.nytimes.com/2020/04/06/business/arbitration-overload.html

35 https://www.washingtonpost.com/politics/2022/03/03/biden-signs-new-law-ending-forced-arbitration-sex-assault-harassment/

36 https://www.natlawreview.com/article/california-governor-signs-legislation-outlawing-mandatory-arbitration-agreements

37 https://www.theguardian.com/media/2021/oct/20/netflix-employees-activism-walkout-dave-chappelle-controversy

38 https://www.cnbc.com/2018/11/19/google-facebook-airbnb-employees-can-now-sue-over-sexual-harassment.html

39 E.g., https://www.newsweek.com/hollywoods-times-campaign-forced-arbitrationnon-disclosure-agreements-768539; https://www.nytimes.com/2018/11/09/technology/facebook-arbitration-harassment.html; https://www.nytimes.com/2018/11/14/opinion/arbitration-google-facebook-employment.html; https://www.bloomberg.com/news/articles/2018-11-08/google-changes-policies-on-sexual-misconduct-after-staff-walkout; https://www.bloomberg.com/opinion/articles/2019-06-12/forced-arbitration-enables-sexual-harassment; https://www.theguardian.com/commentisfree/2019/jan/08/forced-arbitration-sexual-harassment-metoo; https://www.washingtonpost.com/business/why-companies-now-want-harassment-out-in-the-light/2021/06/08/2c2c5884-c8ce-11eb-8708-64991f2acf28_story.html

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TESLA IS INCREASINGLY AN OUTLIER FROM ITS PEERS

Technology companies, as well as clean energy and electric car companies with which Tesla may compete for recruitment and hiring, have moved away from the use of mandatory arbitration, or have never required its use. Adobe, Alphabet, AirBnb, Expensify, IBM, Intel, Microsoft, Salesforce, Twilio and Uber, among others, have lessened or do not use these policies.40

Tesla was removed from the S&P 500 ESG Index as a result of its poor human capital management, among other concerns.41

CONCLUSION

The resolution seeks to ensure that the Board has sufficiently evaluated the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress. This assessment falls within the Board’s responsibilities as stated within Tesla’s Corporate Governance Guidelines:

It is the duty of the Board to oversee management’s performance to ensure that Tesla operates in an effective, efficient and ethical manner. Additionally, the Board has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant Board committees. Directors are expected to invest the time and effort necessary to understand Tesla’s business and financial strategies and challenges.42

For questions regarding Proposal Nine, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card.

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40 https://forcetheissue.org/

41 https://www.teslarati.com/tesla-kicked-out-sp500-esg-index/

42 https://ir.tesla.com/static-files/c2ff3fcf-bacd-4d47-87b3-7c22bf79439f

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